Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the First-Quarter 2017 Financial Results

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.